January 2, 2013

VIA EDGAR

David Beaning, Esq., Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Residential Securities, LLC
Registration Statement on Form S-3
File No. 333-176460
Request for Withdrawal of Registration Statement

Dear Mr. Beaning:

On behalf of Phoenix Residential Securities, LLC (the “Registrant”), we hereby request that the above-referenced Registration Statement (and all amendments thereto) filed on Form S-3 or Form S-3/A be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement was initially filed with the Commission on August 24, 2011 (SEC Accession No. 0000950123-11-079660). Amendment No. 1 to the Registration Statement was filed on November 23, 2011 (SEC Accession No. 0000950123-11-100181). Amendment No. 2 to the Registration Statement was filed on February 7, 2012 (SEC Accession No. 0001193125-12-043520).

The Registrant has determined not to pursue the offering of securities pursuant to this Registration Statement at this time. Further, no securities have been sold under the Registration Statement.

If you have any additional specific questions you would like to discuss, please do not hesitate to contact me at (215) 734-4221 or Martin Howard at (213) 612-2486.

Very truly yours,

/s/ Louis Nees
Louis Nees

cc:	Martin Howard, Esq.